                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*



                         NET2000 COMMUNICATIONS, INC.
                         ----------------------------
                               (Name of Issuer)


                        COMMON STOCK, $0.01 PAR VALUE
                        ------------------------------
                        (Title of Class of Securities)

                                 64122G 10 3
                                 -----------
                                (CUSIP Number)


Daniel A. D'Aniello, The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South Washington, D.C. 20004, 202-347-2626; Copies to: Daniel T. Lennon, Esq., Latham & Watkins, 555 Eleventh St., N.W., Suite 1000 Washington, D.C. 20004, 202-637-2200

                               ----------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                APRIL 12, 2001
                                --------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64122G 10 3                      13D                      Page 1 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON                   TCG HOLDINGS, L.L.C.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       N/A
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |6,080,321
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |6,080,321
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |6,080,321
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |14.5 %
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            OO (LIMITED LIABILITY COMPANY)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 2 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON                   TC GROUP, L.L.C. d/b/a
          |                                           THE CARLYLE GROUP
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       N/A
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |6,080,321
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |6,080,321
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |6,080,321
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |14.5%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            OO (LIMITED LIABILITY COMPANY)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 3 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON                   TCG VENTURES, L.L.C.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      52-2033506
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |6,080,321
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |6,080,321
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |6,080,321
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |14.5%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            OO (LIMITED LIABILITY COMPANY)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 4 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON                   TCG VENTURES, LTD.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       98-0182779
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                  CAYMAN ISLANDS
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |5,166,173
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |5,166,173
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |5,166,173
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |12.4%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            OO (LIMITED COMPANY)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 5 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON              CARLYLE VENTURE PARTNERS, L.P.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       98-0181877
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                  CAYMAN ISLANDS
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |4,290,046
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |4,290,046
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |4,290,046
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |10.4%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            PN (PARTNERSHIP)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 6 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON                C/S VENTURE INVESTORS, L.P.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       98-0181878
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                  CAYMAN ISLANDS
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |876,127
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |876,127
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |876,127
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |2.2%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            PN (PARTNERSHIP)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 7 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON         CARLYLE U.S. VENTURE PARTNERS, L.P.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       52-2038006
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |568,973
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |568,973
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |568,973
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |1.4%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            PN (PARTNERSHIP)
          |
          |
-------------------------------------------------------------------------------

CUSIP No. 64122G 10 3                      13D                      Page 8 of 8

-------------------------------------------------------------------------------
    1     |NAME OF REPORTING PERSON        CARLYLE VENTURE COINVESTMENT, L.L.C.
          |
          |SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       52-2033493
----------|--------------------------------------------------------------------
    2     |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)     (b) [X]
----------|--------------------------------------------------------------------
    3     |SEC USE ONLY
----------|--------------------------------------------------------------------
    4     |SOURCE OF FUNDS                                          OO
----------|--------------------------------------------------------------------
    5     |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          |IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
----------|--------------------------------------------------------------------
    6     |CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE
-------------------------------------------------------------------------------
                  |      7      |SOLE VOTING POWER
                  |             |
                  |-------------|----------------------------------------------
 NUMBER OF SHARES |      8      |SHARED VOTING POWER
   BENEFICIALLY   |             |
  OWNED BY EACH   |             |345,175
 REPORTING PERSON |-------------|----------------------------------------------
       WITH       |      9      |SOLE DISPOSITIVE POWER
                  |             |
                  |-------------|----------------------------------------------
                  |      10     |SHARED DISPOSITIVE POWER
                  |             |
                  |             |345,175
-------------------------------------------------------------------------------
   11     |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |
          |345,175
----------|--------------------------------------------------------------------
   12     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          |SHARES*
          |
          |
----------|--------------------------------------------------------------------
   13     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |0.9%
----------|--------------------------------------------------------------------
   14     |TYPE OF REPORTING PERSON*            OO (LIMITED LIABILITY COMPANY)
          |
          |
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

Common Stock, $0.01 par value per share (the "Common Stock"), of Net2000 Communications, Inc. (the "Issuer"), 2180 Fox Mill Road, Herndon, VA 20171.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f). The names of the persons filing this Schedule are: (i) Carlyle Venture Partners, L.P., a Cayman Islands limited partnership ("Carlyle Venture"); (ii) Carlyle U.S. Venture Partners, L.P., a Delaware limited partnership ("Carlyle U.S. Venture"); (iii) Carlyle Venture Coinvestment, L.L.C., a Delaware limited liability company ("Coinvestment"); (iv) C/S Venture Investors, L.P., a Cayman Islands limited partnership ("C/S Venture"; Carlyle Venture, Carlyle U.S. Venture, Coinvestment and C/S Venture collectively are referred to herein as the "Purchasers"); (v) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG Holdings"); (vi) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); (vii) TCG Ventures, L.L.C., a Delaware limited liability company ("Ventures, L.L.C."); and (viii) TCG Ventures, Ltd., a Cayman Islands limited company ("Ventures, Ltd."; collectively, the Purchasers and TCG Holdings, TC Group, Ventures, L.L.C. and Ventures, Ltd. are referred to herein as the "Reporting Persons").

Ventures, Ltd., is (i) the sole general partner of Carlyle Venture and (ii) the general partner of C/S Venture. Ventures, L.L.C. (i) owns 100% of the outstanding capital stock of Ventures, Ltd., (ii) is the sole general partner of Carlyle U.S. Venture, and (iii) is the sole managing member of Coinvestment. TC Group is the sole member of Ventures, L.L.C. TCG Holdings is the sole managing member of TC Group. Accordingly, (i) Ventures, Ltd., Ventures, L.L.C., TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of Carlyle Venture and C/S Venture, and
(ii) Ventures, L.L.C., TC Group and TCG Holdings each may be deemed to be beneficial owners of the shares of Common Stock owned of record by Carlyle U.S. Venture and Coinvestment.

William E. Conway, Jr., Daniel A. D'Aniello, and David M. Rubenstein are managing members (the "TCG Holdings Managing Members") of TCG Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of the Managing Members is a citizen and resident of the United States.

Leslie L. Armitage, James A. Attwood, James A. Baker, III, Frank C. Carlucci, Peter J. Clare, William E. Conway, Robert W. Dahl, Daniel A. D'Aniello, Richard
G. Darman, Robert E. Grady, John F. Harris, Allan M. Holt, Tony Jansz, Michael
B. Kim, Jack S. Mann, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Robert G. Stuckey, Glenn A. Youngkin, Michael J. Zupon, and Afsaneh Beshloss are executive officers of each of TC Group and TCG Holdings and members of TCG Holdings (the "Carlyle Officers"). Each of the Carlyle Officers is a citizen and resident of the United States, except Tony Jansz, who is a citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Afsaneh Beshloss, who is a citizen of Iran.

James A. Baker, III, Frank C. Carlucci, Andrew C. Cooper, William E. Conway, Daniel A. D'Aniello, Richard G. Darman, Robert E. Grady, Allan M. Holt, and David M. Rubenstein are the Managing Directors of Ventures, L.L.C. (the "Ventures, L.L.C. Managing Directors"; the TCG Holdings Managing Members, the Carlyle Officers and the Ventures, L.L.C. Managing Directors are collectively referred to herein as the "Executive Officers"). Each of the Ventures, L.L.C. Managing Directors is a citizen and resident of the United States.

Directorate Inc. (c/o Julius Baer Bank & Trust Co. Ltd.), a British Virgin Islands corporation, and David Rubenstein are the directors of Ventures, Ltd.

The principal business of each of the Purchasers is investment in venture capital situations and similar opportunities. The principal business of each of the Reporting

Persons, other than the Purchasers, is that of a merchant banking firm. The principal occupation of each Executive Officer is the fulfillment of his or her duties for the respective entities with which they hold a position. The principal business address of each of the Reporting Persons and each of the Executive Officers is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004.

(d) and (e). During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, none of the Executive Officers nor Directorate Inc., has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Carlyle Venture paid $4,409,761 in consideration for 4,409.761 shares of Series D Pay In Kind Convertible Preferred Stock and warrants to purchase 119,081 shares of Common Stock. C/S Venture paid $900,576 in consideration for 900.576 shares of Series D Pay In Kind Convertible Preferred Stock and warrants to purchase 24,320 shares of Common Stock. Carlyle U.S. Venture paid $584,850 in consideration for 584.580 shares of Series D Pay In Kind Convertible Preferred Stock and warrants to purchase 15,794 shares of Common Stock. Coinvestment paid $354,813 in consideration for 354.813 shares of Series D Pay In Kind Convertible Preferred Stock and warrants to purchase 9,581 shares of Common Stock. The terms of the Series D Pay In Kind Convertible Preferred Stock and warrants are discussed in Item 4.

The source of the consideration paid by the Purchasers was contributions from the partners or members, as applicable, of each individual Purchaser.

ITEM 4. PURPOSE OF TRANSACTION.

On April 12, 2001, the Purchasers purchased from the Issuer, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement", which is
Exhibit 1 to this Schedule 13D), (i) 6,250 shares in the aggregate of Series D Pay In Kind Convertible Preferred Stock (the "Preferred Stock") for a stated value of $1,000 per share, initially convertible into a total of 2,115,059 shares of Common Stock at an initial conversion price of $2.955 per share; and
(ii) warrants (the "Warrants", the form of which is Exhibit 3 to this Schedule
13D) to purchase 168,776 shares in the aggregate of Common Stock at an exercise price of $10.00 per share. Specifically, Carlyle Venture purchased 4,409.761 shares of Preferred Stock and Warrants to purchase 119,081 shares of Common Stock, C/S Venture purchased 900.576 shares of Preferred Stock and Warrants to purchase 24,320 shares of Common Stock, Carlyle U.S. Venture purchased 584.580 shares of Preferred Stock and Warrants to purchase 15,794 shares of Common Stock and Coinvestment purchased 354.813 shares of Preferred Stock and Warrants to purchase 9,581 shares of Common Stock. The Purchasers may convert such shares of Preferred Stock and/or exercise such Warrants immediately. The Preferred Stock is entitled to an 8% in kind dividend which is payable quarterly and is convertible into Common Stock by adding the stated value of the shares of Preferred Stock plus any accrued but unpaid dividends and dividing such amount by the initial conversion price of $2.955. The initial conversion price is subject to anti-dilution adjustment as more fully described in the Certificate of Designations, Preferences and Rights of Series D Convertible Pay In Kind Preferred Stock (the "Certificate", the form of which is Exhibit 2 to this Schedule 13D).

All shares of the Common Stock and securities convertible into shares of the Common Stock held by the Purchasers were acquired by them as an investment in the ordinary course of business and not with the purpose of changing control of the Issuer, and are held by the Purchasers for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of Common Stock of the Issuer by converting shares of Preferred Stock or by exercising Warrants or by otherwise acquiring additional shares of the

Issuer's preferred stock, warrants, shares of Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, by exchange offer or otherwise (including potential acquisition opportunities pursuant to certain provisions of the Securities Purchase Agreement and the Certificate). Depending on the factors discussed herein, each Reporting Person may retain or, from time to time, sell all or a portion of its holdings of the Preferred Stock, Warrants or shares of Common Stock to other persons in the open market, in privately negotiated transactions pursuant to registration statements filed under the Securities Act of 1933, as amended (the "Securities Act"), or in other transactions exempt from the registration requirements of the Securities Act. Each Reporting Person may also have discussions with the Issuer's management regarding methods of increasing the Issuer's sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such Reporting Person's review of numerous factors, including, among other things, the availability of shares of the Issuer's preferred stock, warrants or shares of Common Stock for purchase and the relevant price levels; general market and economic conditions; ongoing evaluation of the Issuer's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the Issuer's management and Board of Directors; and other future developments.

In addition, the Purchasers intend to exercise Carlyle Venture's right to appoint one member to the Issuer's board of directors, as it is entitled pursuant to Section 8 of the Certificate until such time as Carlyle Venture's holdings of Preferred Stock is less than 40% of the amount it purchased on April 12, 2001, and to exercise their other rights under the Securities Purchase Agreement, the Certificate, the Warrants, the Registration Rights Agreement, dated as of April 12, 2001, by and among the Issuer and the purchasers of the Preferred Stock and Warrants, which is Exhibit 4 to this Schedule 13D, and the Shelf Registration Rights Agreement, dated as of April 12, 2001, by and among the Issuer and certain holders of the Issuer's Common Stock, which is Exhibit 5 to this Schedule 13D. Other than as set forth herein, no Reporting Person has any current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

The foregoing discussion in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, the Certificate, the Warrants, the Registration Rights Agreement and the Shelf Registration Rights Agreement, all of which are Exhibits hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following table sets forth information required by Item 5 (a) and (b), and includes percentages beneficially owned based upon 39,753,743 shares of the Issuer's common stock outstanding, as set forth on the Issuer's 10-Q filed with the SEC on May 11, 2001:


                                                                   Sole        Shared power    Sole power
                                       Amount                      power to    to vote or      to dispose     Shared power to
        Reporting Person               beneficially   Percent of   vote or     to direct         or to         dispose or to
                                       owned:         class:       direct      the vote:       direct the        direct the
                                                                  the vote:                 disposition of    disposition of
-----------------------------------------------------------------------------------------------------------------------------
TCG Holdings, L.L.C.                     6,080,321        14.5%           0      6,080,321             0          6,080,321
-----------------------------------------------------------------------------------------------------------------------------
TC Group, L.L.C.                         6,080,321        14.5%           0      6,080,321             0          6,080,321
-----------------------------------------------------------------------------------------------------------------------------
TCG Ventures, L.L.C.                     6,080,321        14.5%           0      6,080,321             0          6,080,321
-----------------------------------------------------------------------------------------------------------------------------
TCG Ventures, Ltd.                       5,166,173        12.4%           0      5,166,173             0          5,166,173
-----------------------------------------------------------------------------------------------------------------------------
Carlyle Venture Partners, L.P.           4,290,046        10.4%           0      4,290,046             0          4,290,046
-----------------------------------------------------------------------------------------------------------------------------
C/S Venture Investors, L.P.                876,127         2.2%           0        876,127             0            876,127
-----------------------------------------------------------------------------------------------------------------------------
Carlyle U.S. Venture Partners, L.P.        568,973         1.4%           0        568,973             0            568,973
-----------------------------------------------------------------------------------------------------------------------------
Carlyle Venture Coinvestment, L.L.C.       345,175         0.9%           0        345,175             0            345,175
-----------------------------------------------------------------------------------------------------------------------------

The table below sets forth: the Purchasers of the Common Stock; the number of shares of Common Stock held by each Purchaser; the number of shares of Common Stock receivable upon conversion of Preferred Stock held by each Purchaser; the number of shares of Common Stock receivable upon the exercise of Warrants held by each Purchaser; and the total number of shares of Common Stock beneficially owned by each Purchaser:


------------------------------------------------------------------------------------------------------
                                             Shares receivable                      Total number of
                                             upon conversion                        shares of Common
                                             of Series D Pay     Shares             Stock
                          Shares of Common   In Kind             receivable upon    beneficially
                          Stock Held of      Convertible         exercise of        owned by
Purchasers                Record             Preferred           Warrants           Purchasers
------------------------------------------------------------------------------------------------------
Carlyle Venture
Partners, L.P.            2,678,660          1,492,305           119,081            4,290,046
------------------------------------------------------------------------------------------------------
C/S Venture Investors,
L.P.                      547,044            304,763             24,320             876,127
------------------------------------------------------------------------------------------------------
Carlyle U.S. Venture
Partners, L.P.            355,260            197,919             15,794             568,973
------------------------------------------------------------------------------------------------------
Carlyle Venture
Coinvestment, L.L.C.      215,522            120,072             9,581              345,175
------------------------------------------------------------------------------------------------------


Ventures, Ltd., is (i) the sole general partner of Carlyle Venture and (ii) the general partner of C/S Venture. Ventures, L.L.C. (i) owns 100% of the outstanding capital stock of Ventures, Ltd., (ii) is the sole general partner of Carlyle U.S. Venture, and (iii) is the sole managing member of Coinvestment. TC Group is the sole member of Ventures, L.L.C. TCG Holdings is the sole managing member of TC Group. Accordingly, (i) Ventures, Ltd., Ventures, L.L.C., TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of Carlyle Venture and C/S Venture, and
(ii) Ventures, L.L.C., TC Group and TCG Holdings each may be deemed to be beneficial owners of the shares of Common Stock owned of record by Carlyle U.S. Venture and Coinvestment.

William E. Conway, Jr., Daniel A. D'Aniello, and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership.

(c) The only transaction effected by the Reporting Persons during the past 60 days in the Issuer's securities is the purchase of the Series D Pay In Kind Convertible Preferred Stock and warrants acquired on April 12, 2001 by the Purchasers as described in Item 4 above.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by the Purchasers.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) SECURITIES PURCHASE AGREEMENT: As discussed in Item 4 above, this agreement, executed as of March 27, 2001 by and among the Issuer, the Purchasers, Boston Ventures LP VI, Nortel Networks Inc., BancBoston Capital Inc., Wood Street Partners I and PNC Capital Corp., provides for, among other things, the purchase of Preferred Stock and Warrants by the purchasers party thereto and grants the purchasers approval and participation rights over certain equity issuances by the Issuer, and approval rights over certain business and extraordinary activities by the Issuer.

(b) CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES D CONVERTIBLE PAY IN KIND PREFERRED STOCK: As discussed in Item 4 above, this Certificate, among other things, sets forth the terms of the Preferred Stock, grants Carlyle Venture the right to appoint one member to the Issuer's board of directors until such time as Carlyle

Venture's holdings of Preferred Stock is less than 40% of the amount purchased on April 12, 2001, and grants the holders of the Preferred Stock certain additional redemption and participation rights with the holders of the Common Stock.

(c) WARRANT: As discussed in Item 4 above, the Warrants, among other things, set forth the terms and conditions for the exercise of such Warrants.

(d) REGISTRATION RIGHTS AGREEMENT: As discussed in Item 4 above, this agreement, executed as of April 12, 2001 by and among the Issuer, the Purchasers, Boston Ventures LP VI, Nortel Networks Inc., BancBoston Capital Inc., Wood Street Partners I and PNC Capital Corp., among other things, provides the investors who purchased Preferred Stock and Warrants on April 12, 2001, the right (subject to certain conditions) to (i) demand registration of their shares of Common Stock (whether acquired through conversion of the Preferred Stock or by exercise of the warrants) and select the underwriter therefor, (ii) have their shares of Common Stock included in a registration statement filed by the Issuer and (iii) cause the Issuer to file a registration statement on form S-3.

(e) SHELF REGISTRATION RIGHTS AGREEMENT: This agreement, executed as of April 12, 2001 by and among the Issuer, the Purchasers, Nortel Networks Inc., Wood Street Partners I and PNC Capital Corp. (the "Holders"), among other things, requires the Issuer to (i) file a shelf registration statement covering all of the shares of Common Stock held by the Holders that are not "Registrable Securities" under the Registration Rights Agreement discussed above for continuous sale under Rule 415 under the Securities Act, and (ii) (subject to certain conditions) include the Holders' shares of Common Stock in a registration statement filed by the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.     SECURITIES PURCHASE AGREEMENT dated as of March 27, 2001, by and among the Issuer, the
               Purchasers and the other investors PARTY thereto (1)

Exhibit 2.     FORM OF CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES D CONVERTIBLE PAY IN
               KIND PREFERRED STOCK(1)

Exhibit 3.     FORM OF WARRANT(1)

Exhibit 4.     REGISTRATION RIGHTS AGREEMENT dated as of April 12, 2001, by and among Net2000 Communications,
               Inc., the Purchasers and the other STOCKHOLDERS party thereto (1)

Exhibit 5.     SHELF REGISTRATION RIGHTS AGREEMENT by and among Net2000 Communications, Inc., the Purchasers and the other STOCKHOLDERS party thereto (1)

Exhibit 6.     JOINT FILING AGREEMENT*

(1) Incorporated by reference to the Current Report on Form 8-K of Net2000 Communications, Inc. (File No. 000-29515).

*       Filed herewith.

                             Signature Page 1 of 3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     May 17, 2001

                         TCG HOLDINGS, L.L.C.

                         By:    /s/ John Harris
                                -----------------------
                         Name:  John Harris
                         Title: Managing Director



                         TC GROUP, L.L.C.

                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                -----------------------
                         Name:  John Harris
                         Title: Managing Director

                             Signature Page 2 of 3

                         TCG VENTURES, L.L.C.

                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                ------------------------
                         Name:  John Harris
                         Title: Managing Director


                         CARLYLE U.S. VENTURE PARTNERS, L.P.
                         By:    TCG Ventures, L.L.C., its General Partner
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                -----------------------
                         Name:  John Harris
                         Title: Managing Director


                         CARLYLE VENTURE COINVESTMENT, L.L.C.
                         By:    TCG Ventures, L.L.C., its Managing Member
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                -----------------------
                         Name:  John Harris
                         Title: Managing Director

                             Signature Page 3 of 3


                         TCG VENTURES, LTD.

                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                ------------------------
                         Name:  John Harris
                         Title: Managing Director


                         CARLYLE VENTURE PARTNERS, L.P.

                         By:    TCG Ventures, Ltd., its General Partner
                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                -----------------------
                         Name:  John Harris
                         Title: Managing Director


                         C/S VENTURE INVESTORS, L.P.

                         By:    TCG Ventures, Ltd., its Managing General
                                Partner
                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ John Harris
                                -----------------------
                         Name:  John Harris
                         Title: Managing Director